UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period May 2004______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated May 25, 2004

2.

News Release dated June 4, 2004

3.

Interim Financial Statements (unaudited) for the 3 months ended March 31, 2004

4.

Form 52-109F2: Certification of CEO

5.

Form 52-109F2: Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated  June 7, 2004                             Signed: /s/ Christopher Dyakowski

                                                                                   Christopher Dyakowski,

                                                                                             Director

STORM CAT ENERGY CORPORATION

SUITE 3000, 1055 WEST GEORGIA ST., VANCOUVER, B.C. V6E 3R3

TEL: (604) 250-2844 FAX: (604) 266-8401

May 25th, 2004

STORM CAT ENERGY CORPORATION ANNOUNCES RATIFICATION OF

PRODUCTION SHARING CONTRACT WITH THE PETROLEUM AUTHORITY OF

MONGOLIA & JOHN SEIDLE JOINS THE TECHNICAL ADVISORY BOARD

VANCOUVER, British Columbia- Storm Cat Energy Corporation (TSX Venture: SME) is pleased to announce the ratification of the Production Sharing Contract between Storm Cat Energy Corporation and the Petroleum Authority of Mongolia following recommendations of the National Security Council of Mongolia. Upon receipt of the formal Government Resolution, Storm Cat Energy will proceed in the exploration for hydrocarbons located in the South Gobi region of Mongolia; an area involving an initial licence area of 12,127,947 acres. If successful, coal bed methane exploration and production will play a significant role in enlarging Mongolia’s energy resources. Storm Cat Energy’s exploration program will commence in June 2004.

The initial stages of the aforementioned exploration will involve a thorough geologic assessment of the contract area. In its field program, Storm Cat Energy will emphasize an intense evaluation of both geologic structure and coal-related stratigraphy (nature of the layered strata), utilizing three teams of geologists and support staff; Team 1 in the northeast licence area focusing largely on detailed stratigraphy; Team 2 in the central portion of the licence area; and Team 3 in the southwest portion of the licence area. All staff will be directly supervised by Mr. Yaro Horachek, a senior geologist working directly for the Company.

At the Annual General Meeting held on the 21st of May, the shareholders re-elected Christopher Dyakowski, William E. Schmidt, Dr. Robert Bereskin, Ron Husband and Michael O’Byrne as Directors. Christopher Dyakowski was reappointed President and CEO. Carmen Etchart was appointed Corporate Secretary and William E. Schmidt was appointed CFO. In addition, the Company’s shareholders ratified the changes to the Company’s incentive option plan and approved the changes to the Company’s Articles of Incorporation, all on the basis disclosed in the Company’s April 21st Information Circular.

Also, Storm Cat Energy is pleased to announce that Dr. John Seidle is joining the Technical Advisory Board. John Seidle has more than twenty years experience in unconventional gas, primarily in coalbed methane. As a Senior Reservoir Engineer with Sproule Associates, Inc from Denver, Colorado, he is involved in the technical and economic aspects of coalbed methane exploration, production, and enhanced recovery. His extensive experience includes US, Canadian, and several international coal basins. He received his Ph.D. in Mechanical Engineering from the University of Colorado and is a Registered Professional Engineer in Oklahoma, Colorado, and Wyoming. Also, Dr. Seidle has authored nineteen technical papers, has taught short courses on CBM, and has been awarded six patents. His current interests include probabilistic resource estimation, unconventional gas reserves evaluation, and general coalbed methane reservoir engineering.

With respect to the Western Canadian Sedimentary Basin, Storm Cat has identified several CBM opportunities. A Calgary based land and geological team is currently negotiating farm-in/acquisition terms on two of these opportunities and reviewing the availability of land on the other prospects.

“Christopher Dyakowski”

Christopher Dyakowski, P. Geol

President, Storm Cat Energy Corporation

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Storm Cat Energy Corporation (TSX-V: SME)

Suite 3000, 1055 West Georgia St.,

Vancouver, B.C.

V6E 3R3

4 June, 2004

Storm Cat Terminates Investor Relations Agreement

Storm Cat Energy Corporation announces that it has exercised its option under its October 2003 investor relations services agreement with BBN Corporate Communications Inc. and Bruce Nurse to terminate that agreement. The termination of subject agreement was effected in accordance with the agreement terms, and the Company was not required to, nor did it, make any early-termination or severance payments in connection with the termination.

By Order of the Board of Directors of

Storm Cat Energy Corporation

“Chris Dyakowski”

Chris Dyakowski, President

FOR FURTHER INFORMATION

Contact 604-250-2844

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

(AN EXPLORATION STAGE COMPANY)
FINANCIAL STATEMENTS

MARCH 31, 2004

(UNAUDITED)

NOTES TO US READERS:

These financial statements have been prepared according to Canadian GAAP. For US GAAP reconciliation please refer to the audited financial statements for years ended December 31, 2003 and 2002.

NOTICE TO READER

BALANCE SHEET

STATEMENT OF DEFERRED EXPLORATION COSTS STATEMENT OF LOSS AND DEFICIT

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.

SUITE 1104 - 750 WEST PENDER ST.

CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BRITISH COLUMBIA
                                                       CANADA V6C 2T8

Jerry A. Minni, G.C.A. *

Geoffrey S. V. Pang, C.G.A., FCCA **

TELEPHONE: (604) 683-0343
FAX: (604) 683-4499

* Incorporated professional

** Associate

NOTICE TO READER

To the Shareholders,

Storm Cat Energy Corporation

(Formerly Toby Ventures Inc.)

I have compiled the balance sheet of STORM CAT ENERGY CORPORATION (formerly Toby Ventures Inc.) as at March 31, 2004 and the statements of loss, deficit and cash flows for the period then ended from information provided by management. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“J.A. Minni & Associates Inc.”

CERTIFIED GENERAL ACCOUNTANT

Vancouver, B.C.

May 20, 2004

STORM CAT ENERGY CORPORATION (formerly Toby Ventures Inc.) BALANCE SHEET AS AT MARCH 31, 2004 (UNAUDITED – SEE NOTICE TO READER)
	ASSETS
		Mar. 31,	Dec. 31,
		2004	2003
CURRENT Cash		$342,601	$586,314
GST recoverable		19,944	8,917
Mining tax credits receivable		286	286
		362,831	595,517
CAPITAL ASSETS, at cost net of accumulated amortization of $2,897 (2003-$2,455)		7,361	5,073
MINERAL PROPERTIES (Note 3)		36,875	29,153
DEFERRED EXPLORATION COSTS (Note 3)		403,313	312,155
		$810,380	$941,898
	LIABILITIES
CURRENT Accounts payable and accrued liabilities		$44,528	$36,712
Due to related parties (Note 5)		5,208	1,974
		49,736	38,686
SHAREHOLDERS’ EQUITY			770,593

SHARE CAPITAL (Note 4)		1,267,593
SHARE SUBSCRIPTION		-	497,000
CONTRIBUTED SURPLUS		501,290	311,690
DEFICIT		(1,008,239)	(676,071)
		760,644	903,212
		$810,380	$941,898

APPROVED BY THE DIRECTORS: “Chris Dyakowski”

 “William Schmidt”

The accompanying notes are an integral part of these financial statements.

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

STATEMENT OF DEFERRED EXPLORATION COSTS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(UNAUDITED – SEE NOTICE TO READER)

	_____________2004_____________			March 31, 2003
	Sadim Property	Mongolia Property	Total	Total
Deferred Exploration Costs Balance, beginning of period	$ 280,459	$ 31,696	$ 312,155	$ 277,613

Project management and field supervision fees	-	91,158	91,158	-
Reports, filing and field work	-	-	-	400
	-	91,158	91,158	400

Balance, end of the period	$ 280,459	$ 122,854	$ 403,313	$ 278,013

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(UNAUDITED – SEE NOTICE TO READER)

	3 months ended March 31,
	2004	2003
REVENUE Interest	$-	$-
EXPENSES Advertising and promotion	919	462
Amortization	442	194
Loss on foreign exchange	10	(237)
Interest and bank charges	23	22
Investor relations	10,065	-
Management fees	9,000	7,500
Office	4,665	260
Property evaluation	78,697	-
Professional fees	19,917	12,201
Stock-based compensation	189,600	-
Transfer agent and regulatory fees	6,391	7,134
Travel	13,298	-
	333,027	27,536
LOSS BEFORE THE UNDERNOTED ITEM:	(333,027)	(27,536)
Gain on disposition of mineral property	859	-
	(332,168)	(27,536)
DEFICIT, BEGINNING OF PERIOD	(676,071)	(186,716)
DEFICIT, END OF PERIOD	$(1,008,239)	$(214,252)
BASIC AND DILUTED LOSS PER SHARE	$(0.04)	$(0.01)

The accompanying notes are an integral part of these financial statements.

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(UNAUDITED – SEE NOTICE TO READER)

	3 months ended March 31,
	2004	2003
OPERATING ACTIVITIES
Net loss for the period	$(332,168)	$(27,536)
Add items not involving cash: Amortization	442	194
Gain in disposition of mineral properties	(859)	-
Stock-based compensation	189,600	-
Cash provided (used) by net changes in non-cash working capital items	23	11,516
	(142,962)	(15,826)
INVESTING ACTIVITIES Deferred exploration costs	(91,158)	(400)
Acquisition of mineral properties	(26,863)	-
Acquisition of capital assets	(2,730)	(657)
	(120,751)	(1,057)
FINANCIAL ACTIVITIES Proceeds from disposition of mineral properties	20,000	-
Issue of shares for cash	497,000	-
Share subscriptions	(497,000)	-
	20,000	-
DECREASE IN CASH	(243,713)	(16,883)
CASH, BEGINNING OF PERIOD	586,314	97,884
CASH, END OF PERIOD	$342,601	$81,001

The accompanying notes are an integral part of these financial statements.

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS TO MARCH 31, 2004

(UNAUDITED – SEE NOTICE TO READER)

1.

NATURE OF OPERATIONS

The Company is in the exploration stage and is traded on the TSX Venture Exchange. At March 31, 2004 the Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Mineral Properties and Exploration Costs

The Company records its interests in mineral properties at cost. All direct costs relating to the acquisition of these interests are capitalized until the properties to which they relate are placed into production, sold or abandoned.

Exploration costs relating to the mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration represent unamortized costs to date and do not necessarily reflect present or future values.

b)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

(UNAUDITED – SEE NOTICE TO READER)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

a)

Fair Market Value of Financial Instruments

The carrying value of cash, GST recoverable, accounts receivable, mining tax credit receivable, accounts payable and accrued liabilities, and amount due to related parties approximate fair market value because of the short maturity of these instruments.

b)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas require the use of management estimates relate to the determination of impairment of mineral properties and deferred exploration costs. Actual results could differ from those estimates.

c)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

f)

Amortization

Capital assets are recorded at cost, and are amortized over their estimated useful lives on the declining balances at the following annual rates:

Computer equipment	- 30%
Computer software	- 100%
Office equipment	- 20%

Further, only one-half of the amortization is taken on assets acquired during the year.

g)

Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. Due to the losses, potentially dilutive securities are excluded from the calculation of diluted loss per share, as they were anti-dilutive. Therefore, there is no difference in the calculation of basic and diluted loss per share.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

(UNAUDITED – SEE NOTICE TO READER)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

h)

Stock Based Compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

i)

Income Taxes

The asset and liability method is used for determining income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the accounting basis and the tax basis of the assets and liabilities, and are measured using the tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

j)

Mining Tax Credits

Mining tax credits are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with all conditions needed to obtain the credits.

These non-refundable mining tax credits are earned in respect of qualified mining exploration costs incurred in B.C. by the Company, and they are recorded as a reduction of the related deferred exploration expenditures.

3.	MINERAL PROPERTIES	Mar. 31,	Dec. 31,
		2004	2003
	Acquisition Costs:
	Sadim Property	$10,012	$20,012
	Mongolia property	26,863	-
	Argentina properties	-	9,141
		$36,875	$29,153
	Deferred Exploration Costs:
	Sadim Property	$280,459	$280,459
	Mongolia property	122,854	31,696
		$403,313	$312,155

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

(UNAUDITED – SEE NOTICE TO READER)

3.

MINERAL PROPERTIES - continued

Sadim Property

Pursuant to an agreement dated August 22, 2000, the Company was granted an option to acquire a 100% undivided interest in four mineral claims (Sadim 1, 2, 3 and 4) in the Similkameen Mining Division, in the Province of British Columbia. The claims are subject to a 3% net smelter returns. As consideration, the Company paid $17,000. The Company abandoned the Sadim 2 mineral claim and subsequently restaked it as “Rum”, consisting of twelve units, at a cost of $2,472.

Pursuant to an option agreement dated January 16, 2004, the Company had agreed to grant Avance Venture Corp. (“Avance”), a company related by way of a common director, an option to acquire a 50% undivided interest in the Sadim property. As consideration, Avance paid $10,000 and must pay another $10,000 by December 31, 2004. In addition, Avance must incur exploration expenditures totaling $300,000 on the property as follows:

a)

$50,000 on or before December 31, 2004; and

b)

A further $100,000 and $150,000 on or before December 31, 2005 and 2006, respectively.

Quebec Mining Units

The Company has applied for and obtained 112 claims units comprising of 5,730 hectares located in Northern Quebec. The application costs involved amount to $11,200. During the year ended December 31, 2002 management had written down the cost of these claims to a nominal value of $1.00. During the year ended December 31, 2003 management had decided to write off those units.

Argentina Properties

The Company obtained, by application, a 100% interest in five properties in the Republic of Argentina. These properties are being held by a director in trust for the Company.

Pursuant to an agreement dated February 20, 2004 with Delbrook Corporation (“Delbrook”) the Company had agreed to sell to Delbrook a 100% undivided interest in these properties or claims units for the sum of $10,000 (received).

Mongolia Property

The Company had signed a Production Sharing Contract with the Petroleum Authority of Mongolia on February 26, 2004. This agreement requires a minimum commitment of US$4.8 million over a five year term and allows for the exploration and development of natural gas from coal. This license is located in the South Gobi region of Mongolia. The agreement is subject to ratification by the Government of Mongolia. See Note 7.

During the period ended March 31, 2004, the Company incurred $91,158 exploration costs related to the investigation of the Production Sharing contract.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

(UNAUDITED – SEE NOTICE TO READER)

4.	SHARE CAPITAL
a)	Authorized
b)	20,000,000 common shares without par value. Issued and fully paid
	Number of Shares	Amount
	Balance, December 31, 2002 5,326,665	$620,593
	Issued pursuant to a non-brokered private placement 1,500,000	150,000
	Balance, December 31, 2003 6,826,665	770,593
	Issued pursuant to a non-brokered private placement 1,988,000	497,000
	Balance, March 31, 2004 8,814,665	$1,267,593

a)

Shares Held In Escrow

As at March 31, 2004, 548,000 (2003 – 1,096,000) shares of the Company are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

b)

Stock Options

Stock-based compensation plan:

During the period the Company has granted to a director and consultants common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant.

A summary of the status of the stock option plan as of March 31, 2004 and 2003 and changes during the periods ending on those dates is presented below:

	2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	605,000	$.60	399,000	$0.25
Granted	305,000	$1.00	-	-
Options outstanding and exercisable at end of period	910,000	$0.74	399,000	$0.25

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

(UNAUDITED – SEE NOTICE TO READER)

4. SHARE CAPITAL - continued

At March 31, 2004 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of Options	Exercise Price	Expiry Date

605,000	$0.60	November 28, 2008
305,000	$1.00	March 3, 2009

The compensation charge associated with consultants’ options in the amount of $189,600 has been recognized in the financial statements and a compensation charge associated with the directors’ options in the amount of $51,350 is not recognized in the financial statements, but included in the pro-forma amounts below. The fair value of the stock-based compensation has been determined, using the Black-Scholes option pricing model with the following assumptions:

Weighted average of fair value of options granted	$0.79
Expected dividend yield	0.0%
Expected volatility	10%
Risk-free interest rate	3.0%
Expected term in years	5

Had the fair value method been used for those options issued to the director, the Company’s net loss and loss per share would have been adjusted to the pro-forma amounts as indicated below:

		Period ended March 31, 2004
Net loss	As reported	$(332,168)
	Pro-forma	$(383,518)
Basic and diluted loss per share	As reported	$(0.04)
	Pro-forma	$(0.05)

e)	Share Purchase Warrants

As at March 31, 2004, the following warrants were outstanding:
Number of Shares	Exercise Price	Expiry Date
1,500,000	$0.13	February 22, 2004
1,938,000	$0.50	January 16, 2005

Those warrants entitle the holders to acquire one common share for each warrant held.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

(UNAUDITED – SEE NOTICE TO READER)

5.

RELATED PARTY TRANSACTIONS

a)

During the period the Company paid $9,000 (2003-$7,500) for management fees to a company controlled by a director.

b)

During the period the Company paid and accrued $3,563 (2003-$6,091) for legal fees and disbursements to a law firm of a director.

c)

The amount due to related parties is non-interest bearing, unsecured, with no fixed terms of repayment.

d)

During the period the Company optioned 50% interest in Sadim Property to a company related by way of a common director. See Note 3.

e)

During the period, the Company paid $15,212 (2003 – Nil) for contract services and disbursements to a company controlled by a director.

f)

During the period, the Company paid $15,890 (2003 – Nil) for consulting fees and disbursements to a company controlled by a director appointed after March 31, 2004.

6.

CORPORATION LOSSES CARRY FORWARDS

At March 31, 2004 the Company has accumulated non-capital losses totaling $489,759 which may be applied against future year’s taxable income. These losses expire as follows:

2007	$27,262
2008	67,075
2009	78,454
2010	173,983
2011	142,985
$489,759

As at March 31, 2004 the Company has accumulated Canadian exploration and development expenditures of approximately $400,831 which can be carried forward indefinitely against future years’ taxable incomes.

The potential tax benefit of these loses and expenditures has not been recorded in the financial statements, as it is not more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

(UNAUDITED – SEE NOTICE TO READER)

7.

SUBSEQUENT EVENTS

Subsequent to March 31, 2004:

a)

The Company signed a Production Sharing Contract with the Petroleum Authority of Mongolia. The agreement requires a minimum commitment of US$4.8 million over a five year term and allows for the exploration and development of natural gas from coal. The agreement had been ratified by the Government of Mongolia on May 5, 2004.

b)

The Company issued 1,875,000 common shares at $0.80 per share for a gross proceed of $1,500,000. As part of the non-brokered private placement, 937,500 warrants were issued which enable the holders to purchase 937,500 common shares at $1 per share for a one year period.

c)

274,000 shares were released from escrow effective May 15, 2004.

d)

35,000 and 300,000 share purchase warrants were exercised at $0.50 and $0.13 per share respectively for gross proceeds of $56,500

FORM 52 - 109FT2 – Certification of Interim Filings during Transition Period

I, Chris Dyakowski, president and Chief Executive Officer for Storm Cat Energy Corporation,

certify that:

1.

I have reviewed the interim filings (as this term is defined in multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Storm Cat

Energy Corporation (the issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 25, 2004

“Chris Dyakowski”

Chris Dyakowski

President & CEO

FORM 52 - 109FT2 – Certification of Interim Filings during Transition Period

I, William Schmidt, and Chief Financial Officer for Storm Cat Energy Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Storm Cat

Energy Corporation (the issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 25, 2004

“William Schmidt”

William Schmidt

C.F.O.